

October 4, 2011

Via U.S. Mail
Simone Bar-Tal
Specializer, Inc.
c/o EastBiz.com Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Specializer, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2011**
> **File No. 333-176715**

Dear Ms. Bar-Tal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Revise to include information regarding potential dilution to investors pursuant to Item 6 of Form S-1 and Item 506 of Regulation S-K. Please ensure your disclosure includes such information assuming 10%, 25%, 50%, 75% and 100% of the shares are sold in the offering.

Prospectus Cover Page

2.   Please confirm that the company will not use the prospectus before the effective date of the registration statement or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary

Our Company, page 3

3.   We note the discussion in this section of your reasons for seeking to become a reporting issuer under the Securities Exchange Act of 1934. Please advise whether you intend to file a Form 8-A to register your common shares under the Exchange Act. If not, explain in this section that your common stock will not be registered under the Exchange Act and that you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. In the risk factor on page 10, include similar disclosure as well as an explanation of how the reporting obligations of a Section 15(d) filer vary from those imposed on fully reporting entities.

Risk Factors

"We have no operating history and have maintained losses since inception…," page 6

4.   You state in this risk factor that your proposed SpecialApp product is under development. However, in your summary you state that you have not yet begun operations on your first software application. Please clarify throughout your prospectus whether or not you have begun development of your first product.

"Product development schedules are long…," page 7

5.   Please briefly explain in this risk factor what you mean by "total cycle of commercialization." Also, please clarify whether you expect this cycle to be completed within 12 months of the date of the prospectus or within 12 months of the completion of the offering.

"We may not be able to complete effectively…," page 9

6.   You refer in this risk factor to competition in the social gaming industry, but your proposed SpecialApp product does not appear to be a social gaming application. Please advise.

"Investors will have little voice…," page 10

7.   This risk factor states that Ms. Bar-Tal owns 82.7 % of your common stock. However, the beneficial ownership table on page 29 indicates that it is Ms. Weinstock who owns 82.7% of your common stock. Also, the disclosure on page 17 regarding the shares of your common stock acquired by Ms. Bar-Tal and Ms. Weinstock in private transactions does not match the disclosure on page II-2. Please revise.

Use of Proceeds, page 12

8.   Revise the table on page 12 to show the net proceeds after the offering exclusive of the cash currently on hand. For instance, after deducting the expenses of the offering, the net proceeds after the offering assuming 10%, 25%, 50%, 75% and 100% of the shares are sold should be ($9,000), ($1,088), $11,000, $23,500 and $36,000, respectively.

9.   You indicate on page 13 that if you sell at least 500,000 shares of your common stock, you will be able to satisfy your Exchange Act reporting requirements and remain in good standing with the state of Nevada without needing additional funds. However, the table on page 12 indicates that if you sell only 500,000 shares, you will have a deficit of almost $4,000. Please revise your disclosure or advise.

10.   You state at the end of this section that you may change the use of proceeds because of changes in your business plan. Please disclose the specific contingencies that may trigger a change in the use of the proceeds of this offering. Refer to Instruction 7 to Item 504 of Regulation S-K.

Description of Business, page 17

11.   Please supplementally provide us with support for the data attributed to IDC and Odesk.com in this section. To expedite our review, please clearly mark the documents you provide to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 22

12.   Please revise your liquidity discussion to indicate the likelihood that you will be able meet your cash requirements for the next twelve months. In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Plan of Operation

Months 1 to 3, page 24

13.   You indicate in this section that the fee you will pay to your developer will cover "all sundry expenses." Please provide examples of the types of expenses to which you are referring.

Simone Bar-Tal
Specializer Inc.
October 4, 2011
Page 4

<u>Undertakings, page II-2</u>

14.   We note your disclosure of the Commission's position on indemnification appearing on page 30. However, since the company will be seeking acceleration of the effective date of the registration statement, you should provide the undertaking required by Item 512(h) of Regulation S-K. Please revise. Refer to Item 510 of Regulation S-K.

<u>Signatures, page II-4</u>

15.   The registration statement must be signed by specified persons in their individual capacities, including the company's principal executive officer, its principal financial officer and its controller or principal accounting officer. Please revise Ms. Bar-Tal and Ms. Weinstock's signature blocks to specify who is signing the registration statement in each of the required capacities. Refer to Instruction 2 to Signatures in the Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Facsimile
        Thomas E. Puzzo, Esq.